UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41834

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Global Mofy Metaverse Limited

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No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

In connection with the annual general meeting of shareholders of Global Mofy Metaverse Limited (the “Company”), the Company is filing this Form 6-K/A to amend the previously filed Form 6-K, dated July 26, 2024. The original filing included the Notice of Annual General Meeting and Proxy Statement (the “Proxy Statement”) and the Form of Proxy Card (the “Proxy Card”). It has come to the Company’s attention that the original Proxy Card incorrectly listed one of the directors as “Cai Feng.” The correct name of the director is “Rui Dong.” The Proxy Statement remains unchanged. Attached hereto and incorporated by reference herein is the updated proxy card reflecting this correction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited
Date: August 1, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer